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Exhibit 99.2

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition

(in millions, except share data)

	September 30, 2016	December 31, 2015
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$69.1	$75.1
Restricted cash	1.8	—
Financial investments:
Trading investments, at fair value	0.5	0.5
Available-for-sale investments, at fair value	—	47.2
Accounts receivable, net, including $13.4 and $40.3 from related parties at September 30, 2016 and December 31, 2015, respectively	135.6	131.0
Income taxes receivable	—	16.0
Other receivables	2.1	5.4
Prepaid expenses	6.7	5.1

Total current assets	215.8	280.3
Property and equipment, net	25.2	29.6
Goodwill	727.2	741.3
Intangible assets, net	218.2	239.0
Deferred income taxes, net	11.2	0.6
Investment in EuroCCP	11.1	11.4
Other assets	9.0	4.8

Total assets	$1,217.7	$1,307.0

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $3.7 and $15.2 to related parties at September 30, 2016 and December 31, 2015, respectively	$83.3	$72.9
Section 31 fees payable	25.1	93.0
Current portion of long-term debt	4.1	83.9
Current portion of contingent consideration liability to related party	6.6	6.6

Total current liabilities	119.1	256.4
Long-term debt, less current portion	595.2	593.7
Contingent consideration liability to related party, less current portion	54.4	58.8
Unrecognized tax benefits	11.4	8.0
Deferred income taxes	0.2	7.4
Other liabilities	2.6	2.8
Commitments and contingencies
Stockholders' equity (1):
Common stock, $0.01 par value. 362,500,000 voting and 29,000,000 non-voting shares authorized at September 30, 2016 and December 31, 2015; 92,847,321 voting and 7,818,090 non-voting shares issued at September 30, 2016; 74,991,527 voting and 21,146,136 non-voting shares issued at December 31, 2015	1.0	1.0
Common stock in treasury, at cost, 473,330 and 458,237 voting shares at September 30, 2016 and December 31, 2015, respectively; 3,799,871 non-voting shares at September 30, 2016	(6.8)	(6.5)
Additional paid-in capital	276.7	270.6
Retained earnings	193.8	125.0
Accumulated other comprehensive loss, net	(29.9)	(10.2)

Total stockholders' equity	434.8	379.9

Total liabilities and stockholders' equity	$1,217.7	$1,307.0

(1)
All share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

(unaudited)

(in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Transaction fees, including $47.3 and $159.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $218.6 and $438.1 for the nine months ended September 30, 2016 and 2015, respectively	$307.1	$361.8	$1,011.1	$970.1
Regulatory transaction fees, including $12.2 and $33.6 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $53.1 and $98.9 for the nine months ended September 30, 2016 and 2015, respectively	71.8	73.2	222.8	207.0
Market data fees, including $0.4 and $0.6 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $2.1 and $1.8 for the nine months ended September 30, 2016 and 2015, respectively	36.4	35.2	110.1	99.4
Connectivity fees and other, including $3.1 and $8.1 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $11.9 and $21.8 for the nine months ended September 30, 2016 and 2015, respectively	26.3	21.8	74.4	58.7

Total revenues	441.6	492.0	1,418.4	1,335.2
Cost of revenues:
Liquidity payments, including $43.2 and $151.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $220.5 and $417.8 for the nine months ended September 30, 2016 and 2015, respectively	250.8	302.1	832.5	805.7
Section 31 fees	71.8	73.2	222.8	207.0
Routing and clearing, including $8.9 and $10.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $29.7 and $29.1 for the nine months ended September 30, 2016 and 2015, respectively	10.2	12.7	32.6	36.7

Total cost of revenues	332.8	388.0	1,087.9	1,049.4

Revenues less cost of revenues	108.8	104.0	330.5	285.8
Operating expenses:
Compensation and benefits	23.6	20.9	68.7	58.4
Depreciation and amortization	10.4	10.5	31.2	28.5
Systems and data communication	4.5	5.0	13.5	21.4
Occupancy	0.7	0.7	2.1	2.4
Professional and contract services	5.4	1.8	10.5	8.9
Regulatory costs	2.8	2.9	8.6	8.6
Changes in fair value of contingent consideration liability to related party	0.5	1.7	2.2	1.7
General and administrative	5.3	5.6	17.8	20.9

Total operating expenses	53.2	49.1	154.6	150.8

Operating income	55.6	54.9	175.9	135.0
Non-operating (expenses) income:
Interest expense, net	(7.4)	(12.9)	(29.9)	(34.2)
Loss on extinguishment of debt	—	—	(17.6)	—
Equity in earnings of EuroCCP	0.3	0.4	1.2	1.0
Other income	—	0.1	0.2	1.6

Income before income tax provision	48.5	42.5	129.8	103.4
Income tax provision	20.0	17.2	53.3	42.9

Net income	$28.5	$25.3	$76.5	$60.5

Basic earnings per share(1)	$0.30	$0.27	$0.81	$0.64
Diluted earnings per share(1)	$0.29	$0.27	$0.79	$0.64
Basic weighted average shares outstanding(1)	94.8	94.6	94.8	94.5
Diluted weighted average shares outstanding(1)	96.8	95.4	96.4	95.2

(1)
All per share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income	$28.5	$25.3	$76.5	$60.5
Other comprehensive loss
Foreign currency translation adjustments	(8.0)	(10.1)	(35.4)	(6.7)

Income tax benefit	0.8	3.8	15.7	2.5
Other comprehensive loss, net of tax	(7.2)	(6.3)	(19.7)	(4.2)

Comprehensive income	$21.3	$19.0	$56.8	$56.3

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statement of Changes in Stockholders' Equity

(unaudited)

(in millions, except share data)

	Common stock outstanding(1)
									Accumulated other comprehensive loss, net
	Voting shares	Class A non-voting shares	Class B non-voting shares	Non-voting shares	Common stock Par value	Common stock in treasury(2)	Additional paid-in capital	Retained earnings		Total stockholders' equity
Balance at December 31, 2015	74,533,290	8,993,978	12,152,158	—	$1.0	$(6.5)	$270.6	$125.0	$(10.2)	$379.9
Common stock issued under employee stock plans	724,502	—	—	—	—	—	—	—	—	—
Share repurchases	(11,718)	—	—	—	—	(0.3)	—	—	—	(0.3)
Reclassification and conversion	17,127,917	(8,993,978)	(12,152,158)	4,018,219	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	6.1	—	—	6.1
Dividend	—	—	—	—	—	—	—	(7.7)	—	(7.7)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(19.7)	(19.7)
Net income	—	—	—	—	—	—	—	76.5	—	76.5

Balance at September 30, 2016	92,373,991	—	—	4,018,219	$1.0	$(6.8)	$276.7	$193.8	$(29.9)	$434.8

(1)
All per share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

(2)
Includes 3,799,871 shares held in treasury for non-voting common stock surrendered for conversion to common stock.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(unaudited)

(in millions)

	Nine months ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$76.5	$60.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31.2	28.5
Loss on extinguishment of debt	17.6	—
Amortization of debt issuance cost and debt discount	4.2	4.6
Realized gain on termination of revolving credit facility	—	(1.1)
Deferred income taxes	(18.1)	5.6
Stock-based compensation expense	6.1	4.2
Changes in fair value of contingent consideration liability to related party	2.2	1.7
Provision for uncollectable accounts receivable	0.1	0.2
Equity in earnings of EuroCCP	(1.2)	(1.0)
Changes in assets and liabilities:
Receivables, including $(26.9) and $(5.4) from related parties for the periods ended September 30, 2016 and 2015, respectively	14.1	0.4
Trading financial investments, net	—	6.5
Prepaid and other assets	(6.0)	(2.8)
Accounts payable and accrued expenses, including $(11.5) and $7.0 to related parties for the periods ended September 30, 2016 and 2015, respectively	10.7	(19.5)
Section 31 fees payable	(67.9)	(83.5)
Payment of contingent consideration liability to related party	(0.9)	—
Unrecognized tax benefit	4.2	4.0
Other liabilities	(0.2)	(0.2)

Net cash provided by operating activities	72.6	8.1
Cash flows from investing activities:
Acquisition, net of cash acquired	(12.6)	(360.9)
Purchases of available-for-sale financial investments	(128.3)	(110.6)
Proceeds from maturities of available-for-sale financial investments	175.5	172.0
Change in restricted cash	(1.8)	14.0
Purchases of property and equipment	(6.8)	(12.3)

Net cash provided by (used in) investing activities	26.0	(297.8)
Cash flows from financing activities:
Proceeds from long-term debt	646.7	373.8
Principal payments of long term debt	(735.8)	(102.4)
Debt issuance costs and additional debt discount	(11.0)	(16.5)
Distributions paid	(7.7)	(4.8)
Payment of contingent consideration liability to related party	(5.7)	—
Proceeds from the exercise of stock options	—	0.1
Proceeds from employee stock purchase plan	—	0.7
Purchases of treasury stock	(0.3)	(1.5)

Net cash (used in) provided by financing activities	(113.8)	249.4
Effect of foreign currency exchange rate changes on cash and cash equivalents	9.2	(4.0)

Decrease in cash and cash equivalents	(6.0)	(44.3)
Cash and cash equivalents:
Beginning of year	75.1	122.2

End of year	$69.1	$77.9

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$29.1	$31.6
Cash paid for interest	25.9	29.4
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$—	$0.9
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$—	$0.3
Goodwill acquired	8.5	308.2
Intangible assets acquired	3.5	111.0
Other assets acquired	0.7	5.2
Liabilities assumed	(0.1)	(63.8)

See accompanying notes to condensed consolidated financial statements.

(1) Organization and Basis of Presentation

        Bats Global Markets, Inc. and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Chicago, Illinois, San Francisco, California, London, United Kingdom (U.K.), Singapore and Quito, Ecuador.

        In September 2016, the Company announced that it has entered into a merger agreement with CBOE Holdings, Inc. The transaction is expected to close in the first half of 2017.

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. These adjustments are of a normal recurring nature. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2015.

        The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the condensed consolidated financial statements and accompanying notes. Material estimates that are particularly susceptible change in the near team include the receivable from market data fees, the valuation of goodwill and unrecognized tax benefits. Actual results could differ from those estimates.

Initial Public Offering and Stock Split

        On April 20, 2016, in connection with the closing of the Company's initial public offering (IPO) in which certain stockholders of the Company sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share, the Company effected a stock split at a ratio of 1-for-2.91 of each share of the Company's outstanding common stock and non-voting common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. All references to shares and per-share data in the Company's condensed consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Reclassifications

        Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation. The Company had historically voluntarily disclosed transactions with all stockholders irrespective of beneficial ownership. The condensed consolidated financial statements herein reflect related party transactions with only related persons, as defined by U.S. GAAP and Item 404 of Regulation S-K under the Securities and Exchange Act (the "Exchange Act").

(1) Organization and Basis of Presentation (Continued)

Recent Accounting Pronouncements, Adopted

        In the first quarter of 2016, the Company adopted Accounting Standards Update (ASU) 2015-03, Interest—Imputation of Interest, which simplified the presentation of debt issuance cost by changing the classification of debt issuance cost from an asset to a contra-liability directly deducted from the face amount of the debt to which it relates. All periods presented have conformed to this new classification, which resulted in a $9.9 million reclassification from total assets to total liabilities as of December 31, 2015.

        In the first quarter of 2016, the Company adopted ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. Deferred tax liabilities and assets are now classified as noncurrent on the consolidated statements of financial condition. All periods presented have conformed to this new classification, which resulted in a $0.6 million reclassification from current deferred tax assets to deferred income taxes, net as of December 31, 2015.

        In the third quarter of 2016, the Company adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. This ASU's purpose is to simplify accounting for share-based payment transactions. Among other things, the ASU requires that excess tax benefits and tax deficiencies associated with share-based compensation be recognized as income tax provision verses the current requirements to record the impact to additional paid-in capital or income tax provision, depending on circumstances. The 2016 periods presented have conformed to this new classification. The change was immaterial to the consolidated financial statements and the Company continues to account for forfeitures on an actual basis.

Recent Accounting Pronouncements, Not yet Adopted

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. First, it requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer also should record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments should be applied prospectively to adjustments to provisional amounts that are identified after December 15, 2015 and that are within the measurement period. Upon transition, an entity would be required to disclose the nature of, and reason for, the change in accounting principle. An entity would provide that disclosure in the first annual period of adoption and in the interim periods within the first annual period. This ASU is not expected to have a material impact on the consolidated financial statements.

(1) Organization and Basis of Presentation (Continued)

        In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323). The ASU's purpose is to simplify the accounting for equity method investments by eliminating the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. It now requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update is effective for the Company for the annual reporting period beginning January 1, 2017 and is not expected to have a material impact on the Company's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-08, Revenue for Contracts with Customers (Topic 606): Principal versus Agent Considerations. The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments (Topic 230). This ASU will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for the Company for the annual reporting period beginning January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

(2) Acquisitions

ETF.com

        On April 1, 2016, the Company completed the acquisition of ETF.com for $12.6 million in cash. ETF.com is a provider of exchange traded fund (ETF) data, news and analysis, with approximately $3.0 million in annual revenue for 2015. The purchase price was allocated to goodwill ($8.5 million), intangible assets ($3.5 million) and working capital ($0.6 million) and is recorded in the U.S. Equities segment.

Hotspot

        On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (the Bats Hotspot Acquisition) for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

        The results of Hotspot's operations have been included in the condensed consolidated financial statements since the Hotspot Acquisition Date.

(2) Acquisitions (Continued)

        The amounts of revenue and operating (loss) income of Hotspot are included in the Company's condensed consolidated statements of income from the Hotspot Acquisition Date to the three and nine months ended September 30, 2016 and 2015 and are as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue	$11.6	$10.1	$34.3	$23.2
Operating (loss) income	0.1	(0.8)	(2.9)	0.5
Net (loss) income	0.1	(0.1)	(5.9)	4.4

        The following unaudited pro forma financial information presents the combined results for the nine months ended September 30, 2015 including Hotspot had the Hotspot Acquisition Date been January 1, 2015 (in millions, except earnings per share):

Revenue	$1,344.3
Operating income	131.8
Net income	57.0
Earnings per share:
Basic	$0.60
Diluted	$0.60

        The supplemental 2015 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2015. They include pro forma adjustments of $4.7 million for acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(3) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the consolidated statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	September 30, 2016
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$—	$—	$—	$—
Trading securities:
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$0.5	$—	$—	$0.5

(3) Investments (Continued)

	December 31, 2015
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$47.2	$—	$—	$47.2
Trading securities:
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$47.7	$—	$—	$47.7

(4) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following (in millions):

Balance at December 31, 2015	$0.4
Additions:
Charges to income, included in general and administrative expenses	0.1
Deductions:
Charges for which reserves were provided	—

Balance at September 30, 2016	$0.5

(5) Property and Equipment, Net

        Property and equipment consisted of the following as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016	December 31, 2015
Computer equipment and software	$66.8	$74.1
Office furniture and fixtures	2.2	2.2
Leasehold improvements	9.0	8.8

Total property and equipment	78.0	85.1
Less accumulated depreciation	(52.8)	(55.5)

Property and equipment, net	$25.2	$29.6

        Depreciation expense was $3.6 million and $3.4 million for the three months ended September 30, 2016 and 2015 respectively, and $10.7 million and $10.2 million for the nine months ended September 30, 2016 and 2015, respectively.

(6) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2015	$253.5	$179.6	$308.2	$741.3
Additions	8.5	—	—	8.5
Changes in foreign currency exchange rates	—	(22.6)	—	(22.6)

Balance as of September 30, 2016	$262.0	$157.0	$308.2	$727.2

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2015	$106.6	$32.6	$99.6	$0.2	$239.0
Additions	3.5	—	—	—	3.5
Amortization	(6.0)	(3.7)	(10.8)	—	(20.5)
Changes in foreign currency exchange rates	—	(3.8)	—	—	(3.8)

Balance as of September 30, 2016	$104.1	$25.1	$88.8	$0.2	$218.2

        For the three months ended September 30, 2016 and 2015 amortization expense was $6.8 million and $7.1 million, respectively. For the nine months ended September 30, 2016 and 2015 amortization expense was $20.5 million and $18.3 million, respectively. The estimated future amortization expense is $6.7 million for the remainder of 2016, $23.7 million for 2017, $19.6 million for 2018, $16.2 million for 2019, $13.2 million for 2020 and $9.0 million for 2021.

        The following tables present the categories of intangible assets at September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
					Weighted Average Amortization Period (in years)
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$3.9	$0.5	$15.3	$—	Indefinite
Customer relationships	43.7	37.6	81.2	—	17.5
Noncompete agreements	3.9	—	1.9	—	2.5
Trading registrations and licenses	71.9	9.0	—	—	Indefinite
Domain names	—	—	—	0.2	Indefinite
Technology	0.5	—	12.6	—	4.4
Accumulated amortization	(19.8)	(22.0)	(22.2)	—

	$104.1	$25.1	$88.8	$0.2

(6) Goodwill and Intangible Assets, Net (Continued)

	December 31, 2015
					Weighted Average Amortization Period (in years)
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$15.3	$—	Indefinite
Customer relationships	43.0	43.0	81.2	—	18.6
Noncompete agreements	3.9	—	1.9	—	0.7
Trading registrations and licenses	71.9	10.3	—	—	Indefinite
Domain names	—	—	—	0.2	Indefinite
Technology	—	—	12.6	—	6.0
Accumulated amortization	(13.8)	(21.3)	(11.4)	—

	$106.6	$32.6	$99.6	$0.2

(7) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016	December 31, 2015
Accounts payable	$40.1	$42.9
Deferred income	1.6	1.5
Dividends payable	0.4	0.5
Income taxes payable	8.0	—
Unrecognized tax benefit	6.0	5.2
Accrued expenses	27.2	22.2
Accrued termination benefits	—	0.6

	$83.3	$72.9

(8) Debt

        As of September 30, 2016 and December 31, 2015, the long-term debt consisted of the following (in millions):

	September 30, 2016	December 31, 2015
Term loan	$613.4	$698.7
Less: debt discount and debt issuance cost	(14.1)	(21.1)

Total debt	599.3	677.6
Less: current portion	(4.1)	(83.9)

Total long-term debt	$595.2	$593.7

        In June 2016, the Company refinanced its term loan with new seven-year $650 million term loan (the "2016 Term Facility"). The 2016 Term Facility decreased the spread on the interest rate to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 350 basis points, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased from 7.5% per annum to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition to scheduled amortization payments, the

(8) Debt (Continued)

Company may be required to make prepayments of principal based on a percentage of Excess Cash Flow, as defined in the 2016 Term Facility, or with 100% of the net cash proceeds of certain assets sales or debt incurrences. In addition, the Company entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 275 basis points, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 37.5 basis points, replacing the revolving credit facility under the Amended 2014 Loan. The impact of the amended terms on the present value of cash flows was greater than 10%; therefore, the amendment was accounted for as an extinguishment resulting in a loss of $17.6 million that was recorded in a separate line item within non-operating expenses in the condensed statement of income.

        The unamortized debt discount of $3.1 million and debt issuance cost of $11.0 million will be amortized as part of interest expense, net through June 30, 2023, the maturity date of the term loan. The effective interest rate was 4.2% at September 30, 2016.

        The credit agreement for the term loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the term loan. As of September 30, 2016, the Company was in compliance with the terms of the credit arrangement for the term loan.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

        Interest expense recognized on the term loans and revolving loans is included in interest expense, net in the condensed consolidated statements of income, and for the three and nine months ended September 30, 2016 and 2015 is as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Components of interest expense:
Contractual interest	$6.9	$11.0	$26.0	$29.4
Amortization of debt discount	0.1	1.0	2.0	2.3
Amortization of debt issuance cost	0.6	0.9	2.2	2.6

Interest expense	$7.6	$12.9	$30.2	$34.3

(9) Accumulated Other Comprehensive Loss, Net

        The following represents the changes in accumulated other comprehensive loss by component, net of tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2015	$(10.2)
Other comprehensive loss, net of tax	(19.7)

Balance at September 30, 2016	$(29.9)

(10) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

  Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

  Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

(10) Fair Value Measurement (Continued)

Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$—	$—	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$0.5	$0.5	$—	$—

Liabilities:
Contingent consideration liability to related party	$61.0	$—	$—	$61.0

Total liabilities	$61.0	$—	$—	$61.0

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$47.2	$47.2	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$47.7	$47.7	$—	$—

Liabilities:
Contingent consideration liability to related party	$65.4	$—	$—	$65.4

Total liabilities	$65.4	$—	$—	$65.4

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available-for-sale and trading securities

        Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Contingent consideration liability

        The Company entered into a contingent consideration arrangement with the purchase of Hotspot from a related party on March 13, 2015. The fair value of this liability at September 30, 2016 was $61.0 million. That value is based on estimates of discounted future cash payments, a significant unobservable input, and is considered a Level 3 measurement.

(10) Fair Value Measurement (Continued)

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$69.1	$69.1	$—	$—
Restricted cash	1.8	1.8	—	—
Trading investments	0.5	0.5	—	—
Accounts receivable	135.6	—	135.6	—
Other receivables	2.1	—	2.1	—

Total assets	$209.1	$71.4	$137.7	$—

Liabilities:
Accounts payable	$39.5	$—	$39.5	$—
Section 31 fees payable	25.1	—	25.1	—
Contingent consideration liability to related party	61.0	—	—	61.0
Long-term debt	599.3	—	599.3	—

Total liabilities	$724.9	$—	$663.9	$61.0

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$75.1	$75.1	$—	$—
Trading investments	0.5	0.5	—	—
Available-for-sale investments	47.2	47.2	—	—
Accounts receivable	131.0	—	131.0	—
Other receivables	5.4	—	5.4	—

Total assets	$259.2	$122.8	$136.4	$—

Liabilities:
Accounts payable	$42.9	$—	$42.9	$—
Section 31 fees payable	93.0	—	93.0	—
Contingent consideration liability to related party	65.4	—	—	65.4
Long-term debt	677.6	—	677.6	—

Total liabilities	$878.9	$—	$813.5	$65.4

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

(10) Fair Value Measurement (Continued)

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at September 30, 2016 and December 31, 2015 and is considered a Level 2 measurement.

Information on Level 3 Financial Liabilities

        The following table sets forth a summary of changes in the fair value of the Company's Level 3 financial liabilities during the nine months ended September 30, 2016.

	Level 3 Financial Liabilities for the Nine Months Ended September 30, 2016
	Balance at Beginning of Period	Realized (gains) losses during period	Settlements	Balances at end of period
Liabilities
Contingent consideration liability to related party	$65.4	$2.2	$(6.6)	$61.0

Total Liabilities	$65.4	$2.2	$(6.6)	$61.0

(11) Segment Reporting

        The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. Segment performance is primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, operating expenses that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products (ETPs) transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and through January 12, 2015, routed transaction services that occurred on DE Route. In addition, it includes the listings business where ETPs and the Company are listed on BZX and includes the recently acquired ETF.com.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETPs, exchange-traded commodities, and international depository receipts that occur on the RIE, operated by BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.

  •
  The Global FX segment includes institutional spot FX services that occur on the Hotspot Platform. The Company acquired Hotspot on March 13, 2015.

(11) Segment Reporting (Continued)

        Summarized financial data of reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
Three months ended September 30, 2016
Revenues	$340.4	$24.0	$66.8	$10.4	$—	$441.6
Operating income (loss)	47.2	7.4	5.5	(0.3)	(4.2)	55.6
Three months ended September 30, 2015
Revenues	$377.6	$30.0	$74.3	$10.1	$—	$492.0
Operating income (loss)	43.8	9.0	3.7	(1.0)	(0.6)	54.9

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
Nine months ended September 30, 2016
Revenues	$1,105.4	$82.5	$200.7	$29.8	$—	$1,418.4
Operating income (loss)	145.8	25.9	15.0	(3.3)	(7.5)	175.9
Nine months ended September 30, 2015
Revenues	$1,034.6	$90.1	$187.3	$23.2	$—	$1,335.2
Operating income (loss)	106.9	25.8	7.2	(4.0)	(0.9)	135.0

(12) Employee Benefit Plans

        The Company offers a 401(k) retirement plan eligible to all U.S. employees. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. The Company's contribution amounted to $0.4 million and $0.3 million for the three months ended September 30, 2016 and 2015, respectively, and $1.4 million and $ 1.3 million for the nine months ended September 30, 2016 and 2015, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matches participating employee contributions of up to five percent of salary. All employees of BTL are eligible to participate. The Company's contribution amounted to $0.1 million for both the three months ended September 30, 2016 and 2015, and $0.4 million for both the nine months ended September 30, 2016 and 2015. This expense is included in compensation and benefits in the condensed consolidated statements of income.

(13) Related Party Transactions

        Certain related parties conduct trading activity through the Company. The extent of such activity is presented in the accompanying condensed consolidated statements of financial condition, income and cash flows.

        Certain related parties also own certain percentages of the term loans outstanding. As of September 30, 2016, $96.2 million of the Company's outstanding term loans is held by related parties.

(13) Related Party Transactions (Continued)

        In March 2015, the Company entered into a Transaction Services Agreement (TSA) with an affiliate of a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the condensed consolidated statements of income for the period indicated:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Systems and data communication	$0.1	$0.2	$0.3	$0.4
Occupancy	—	—	—	0.1
General and administrative	—	0.2	0.1	0.4

Total	$0.1	$0.4	$0.4	$0.9

(14) Regulatory Capital

        As a broker-dealer registered with the Securities and Exchange Commission (SEC), Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of September 30, 2016 and December 31, 2015, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At September 30, 2016 and December 31, 2015, Trading had net capital of $6.1 million and $2.3 million, respectively, which was $5.5 million and $1.8 million, respectively, in excess of its required net capital of $0.6 million and $0.5 million, respectively.

        As entities regulated by the Financial Conduct Authority (FCA), BTL is subject to the Financial Resource Requirement (FRR) and Chi-X Europe is subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its FRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This FRR was $16.5 million at September 30, 2016 and $17.2 million at December 31, 2015. At September 30, 2016 and December 31, 2015, BTL had capital in excess of its required FRR of $24.3 million and $15.0 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at September 30, 2016 and December 31, 2015, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At both September 30, 2016 and December 31, 2015, Chi-X Europe had capital in excess of its required CRR of $0.4 million.

(15) Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $2.1 million and $1.6 million for the three months ended September 30, 2016 and 2015, respectively, and $6.1 million and $4.2 million for the nine months ended September 30, 2016 and 2015, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

(15) Stock-Based Compensation (Continued)

        There are four equity incentive plans pursuant to which stock options and restricted stock have been granted: the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan), the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan), the Bats Global Markets, Inc. 2016 Omnibus Incentive Plan (Omnibus Plan) and the Bats Global Markets, Inc. Non-Employee Directors Compensation Plan (Directors Plan). Options and restricted stock granted under these plans generally vest over four years except for the Directors Plan, which generally vest over one year. Options granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Plan, 2012 Plan, Omnibus Plan and Directors Plan, the Company is authorized to grant restricted stock or stock options up to 6,388,663, 3,710,250, 4,074,000 and 291,000 shares, respectively.

        No new awards may be made under the 2009 Plan or the 2012 Plan. The Company has adopted the Omnibus Plan and Directors Plan for future awards.

Stock Options

        Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2015	1,946,038	$9.56	5.5	$12,098,084
Exercised	—

Outstanding and expected to vest, September 30, 2016	1,946,038	$9.56	4.6	$39,873,398

Exercisable at September 30, 2016	1,466,892	$8.59	3.4	$31,473,968

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2015—Nonvested	479,146	$4.64
Vested	—	—
Granted	—	—

September 30, 2016—Nonvested	479,146	$4.64

(15) Stock-Based Compensation (Continued)

  Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2015	887,778	$14.23
Granted	727,877	16.32
Vested	(32,084)	13.21
Forfeited	(3,375)	15.69

Nonvested stock at September 30, 2016	1,580,196	$15.21

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $18.5 million, which will be recognized over a weighted average remaining period of 2.8 years.

        The Company purchased 11,718 treasury shares for $0.3 million during the nine months ended September 30, 2016, as the result of 31,393 shares of restricted stock vesting to satisfy the employee income tax withholdings upon exercise.

(16) Income Taxes

        The Company records income tax expense during interim periods based on the best estimate of the full year's tax rate as adjusted for discrete items, if any, that are taken into account in the relevant interim period. Each quarter, the Company updates its estimate of the annual effective tax rate and any change in the estimated rate is recorded on a cumulative basis. The effective tax rate from continuing operations was 41.2% and 40.5% for the three months ended September 30, 2016 and 2015, respectively. The increase in the three months ended September 30, 2016 against the comparable period in the prior year was due to an increase in non-deductible expenses and unrecognized tax benefits partially offset by a lower effective state tax rate. The effective tax rate from continuing operations was 41.1% and 41.5% for the nine months ended September 30, 2016 and 2015, respectively. The decrease was due to a lower overall effective state tax rate.

(17) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share, after giving effect to the 1-for-2.91 stock split (in millions, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Numerator:
Net income	$28.5	$25.3	$76.5	$60.5
Denominator:
Weighted average common shares outstanding for basic earnings per share	94.8	94.6	94.8	94.5
Weighted average effect of dilutive securities:
Stock options and restricted stock	2.0	0.8	1.6	0.7

Denominator for diluted earnings per share	96.8	95.4	96.4	95.2

Basic and diluted earnings per share:
Basic earnings per share	$0.30	$0.27	$0.81	$0.64
Diluted earnings per share	$0.29	$0.27	$0.79	$0.64

(18) Commitments and Contingencies

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were

(18) Commitments and Contingencies (Continued)

identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. On September 23, 2016, the Court filed a Judgment affirming the District Court's dismissal of all three class action lawsuits. Appellant thereafter filed a petition for a rehearing before the panel or the entire appellate court on October 7, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

        Securities Industry and Financial Markets Association (SIFMA) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, (ALJ), regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

        In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"), and BTL and Chi-X Europe are subject to regulatory oversight in the United Kingdom by the FCA. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

(19) Subsequent Events

        On November 2, 2016, the Board of Directors declared a regular quarterly cash dividend of $0.08 per share on the Company's outstanding common stock, which is payable on December 13, 2016, to stockholders of record at the close of business on November 30, 2016.

        There have been no additional subsequent events that would require disclosure in, or adjustment to, the condensed consolidated financial statements as of and for the quarter ended September 30, 2016.

QuickLinks

  Exhibit 99.2
Bats Global Markets, Inc. and Subsidiaries Condensed Consolidated Statements of Financial Condition (in millions, except share data)
Bats Global Markets, Inc. and Subsidiaries Condensed Consolidated Statements of Income (unaudited) (in millions, except per share data)
Bats Global Markets, Inc. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (unaudited) (in millions)
Bats Global Markets, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows (unaudited) (in millions)
  Financial Investments
  Instruments Measured at Fair Value on a Recurring Basis
  Fair Value of Financial Instruments
  Stock Options